Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

KIBALI MEETS ITS GOALS AND MORE

Kinshasa, DRC, 20 January 2014 — The Kibali gold mine, which last month completed its first quarter of operation, has more than met the objectives set for it at the time of its acquisition in September 2009, Randgold Resources chief executive Mark Bristow said at a media briefing here today. Randgold is developing and operating the project, in which it has a 45% shareholding.

Randgold’s clear goals from the start, Bristow noted, were to define the orebody’s full potential, redesign the existing feasibility study, create a supply line from Doko to the Ugandan border, secure the project area in partnership with the central and provincial governments, resettle more than 4 000 families from 14 villages in a new model town, and start production in 2015.

“There were few people outside the Randgold management team and the DRC who believed that we could achieve this. But in short order we produced a blueprint for a much larger operation than originally envisaged, among other things increasing mineral reserves to 11 million ounces of gold, accelerating the construction programme and bringing first gold production forward to December 2013,” Bristow said.

“The enormous resettlement programme was completed successfully, construction went according to plan, the infrastructure was upgraded, open pit mining started, and with the oxide circuit of the metallurgical plant commissioned ahead of schedule, Kibali poured its first gold on 24 September 2013, with gold sales commencing the following month. This would not have been possible without the support and cooperation of the Congolese authorities and the local community.”

Kibali is still a work in progress, with shaft sinking underway at the complex’s underground mine, the first of four hydropower stations due to be commissioned soon and the remaining sulphide circuit scheduled for completion at the end of the first quarter of 2014. Kibali is nevertheless expected to exceed its gold production for its first full quarter of operation, the three months to December, and meet its forecast of 550 000 ounces for the current year. Like all the other gold mines Randgold has developed, it should also make a net profit in its first quarter.

Bristow said that in line with Randgold’s policy of giving employment preference to local people and other nationals of its host countries, 6 065 of the 7 660 workers on site at Kibali at the end of December 2013 were Congolese. Teams of locally recruited operators have been sent for training at Randgold’s other mines.

“This world-class gold mining complex we are developing at Kibali will make a major contribution to the DRC’s economy as well as a significant improvement in the local quality of life. As part of our resettlement programme, for example, we have built 14 schools, five medical centres, five markets, 29 chapels for various religious denominations and 70 kilometres of road. The increase in local economic activity can be measured at the nearby Durba trade centre, where the population has grown from 10 000 to 50 000 people over the past three years,” Bristow said.

“To ensure that Kibali’s full benefit potential is realised, however, Randgold requires the continuing cooperation of its Congolese stakeholders and partners. Locally, for instance, the authorities are being encouraged to build the administrative capacity to manage the model town of Kokiza and its infrastructure. At the national level, government is urged to take care that its proposed revision of the Mining Code does not deter further investment in the development of the country’s mineral wealth and rather work with us and other investors to build on what we have all worked so hard to deliver.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold Financial Director +44 779 771 1338	Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.